

August 3, 2010

Carol Callaghan
Chief Executive Officer
Desert Canadians Ltd.
15057 Stony Plan Road, Suite 200
Edmonton, Alberta, Canada T5P 4W1

> **Re:** **Desert Canadians Ltd.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2010**
> **File No. 333-168025**

Dear Ms. Callahan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Prospectus Summary, page 2

2.   You state that you plan to spend approximately $346,000 to carry out your operations for the next 12 months and that the funds needed for those expenditures are dependent upon future financing. Please state clearly the minimum period of time that you will be able to conduct planned operations using currently-available capital resources and consider including corresponding risk factor disclosure.

Risk Factors

Business Risks

General

3.   Please provide a separate risk factor discussing the auditors' going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern. Also, inform investors that the financial statements do not include adjustments that might be necessary if the company is unable to continue in existence. This risk factor should be prominently positioned at the beginning of the risk factors section.

4.   Your sole officer and director appears to have little to no experience or expertise with respect to accounting and financial reporting matters. Please consider an appropriate risk factor that will highlight this fact and the apparent risk to investors, including the difficulties that it appears you may confront in developing disclosure controls and procedures and internal controls over financial reporting that are in each case effective. Explain the risks to investors in the event you are not able to develop effective controls. Additionally, please tell us how the costs associated with the development and testing of such systems of controls has been considered in the preparation of the cost estimates you provide in the filing.

Selling Security Holders, page 10

5.   We note that your table of selling shareholders provides beneficial ownership information as of May 11, 2010. Please revise to provide updated information as of the most recent practicable date. Refer to Item 507 of Regulation S-K.

Description of Business

Local Real Estate Industry, page 18

6.   We note that this prospectus includes market and industry data prepared by the research division of the U.S. National Association of REALTORS. With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research report you cite. To expedite our review, please clearly mark the source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 28

7.   In revising this section in response to the comments below, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

8.   Please discuss the specific experience, qualifications, attributes or skills that led your board to conclude that each director should serve in such capacity, in light of your business and structure. Note that this disclosure must be provided on a person-by-person basis. Refer to Item 401(e)(1) of Regulation S-K.

9.   To the extent that any of your current directors have held directorships during the past five years in any publicly traded company, please provide the disclosure required by Item 401(e)(2) of Regulation S-K.

Legal Proceedings, page 29

10.   Your disclosure refers to the involvement by your directors and executive officers in certain legal proceedings during the past five years; however, Item 401(f) of Regulation S-K requires disclosure of certain legal proceedings during the past ten years. Please update your disclosure accordingly.

Certain Relationships and Related Transactions, page 31

11.   Please revise to include a materially complete description of the transaction referred to in Note 3 to the Financial Statements which discusses the unsecured, non-interest bearing loan, due on demand, from the spouse of the president of the company. Refer to Item 404(a)(5) and (d) of Regulation S-K. The amount outstanding should be provided as of the most recent balance sheet date.

Undertakings, page 37

12.   Please include the undertaking required by either Item 512(a)(5)(i) or 512(a)(5)(ii) of Regulation S-K, as applicable.

13.   As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stephani Bouvet at (202) 551-3545 with any questions. If you thereafter require assistance, you may contact me at (202) 551-3462. In the event additional assistance is required, you may then contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile at (303) 466-4826
        Dennis Brovarone